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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940


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1. Name and Address of Reporting Person*

Glacier Capital Limited
--------------------------------------------------------------------------------
   (Last, First Middle)

Hunkins Waterfront Plaza Main Street P.O. Box 556
--------------------------------------------------------------------------------
   (Street)

Charlestown, Nevis, West Indies
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   (City, State  Zip)


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2. Date of Event Requiring Statement (Month/Day/Year)  05/25/98


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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Issuer Name and Ticker or Trading Symbol

YES!Entertainment Corporation (YESS)
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5. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ x ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)


      --------------------------------------------------------------------

================================================================================
6. If Amendment, Date of Original (Month/Day/Year)


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7. Individual or Joint/Group Filing  (Check applicable line)

   [ x ] Form Filed by One Reporting Person

   [   ] Form Filed by More than One Reporting Person

*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     5(b)(v)

================================================================================
             Table I -- Non-Derivative Securities Beneficially Owned
================================================================================

                                                                 3. Ownership Form:
                                      2. Amount of Securities       Direct (D) or
1. Title of Security                     Beneficially Owned         Indirect (I)       4. Nature of Indirect Beneficial Ownership
   (Instr. 4)                            (Instr. 4)                 (Instr. 5)            (Instr.5)
------------------------------------------------------------------------------------------------------------------------------------
(1) Common Stock                         10,975                      D
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                          ================================================================================
                                        Table II -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------

                                                              3. Title and Amount of Securities
                                                                 Underlying Derivative Security
                                   2. Date Exercisable           (Instr. 4)
                                      and Expiration Date     ---------------------------------
                                      (Month/Day/Year)                                    Amount
                                   ----------------------                                 or
                                   Date       Expira-                                     Number
1. Title of Derivative             Exer-      tion                                        of
   Security (Instr. 4)             cisable    Date            Title                       Shares
-------------------------          -------------------------------------------------------------------------------
(1) 5% Convertible Debentures      7/25/97    4/30/02         Common Stock                355,301
------------------------------------------------------------------------------------------------------------------
(2) Series B Convertible
    Preferred Stock                7/25/97                    Common Stock              1,651,172
------------------------------------------------------------------------------------------------------------------
(3) Warrants                       7/25/97    3/18/02         Common Stock                 22,500
------------------------------------------------------------------------------------------------------------------

                          --------------------------------------------------------------------------------
                                        Table II (cont.) -- Derivative Securities Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
                          --------------------------------------------------------------------------------
                                                             5. Owner-
                                                                ship
                                                                Form of
                                                                Derivative
                                         4. Conver-             Security:
                                            sion or             Direct           6. Nature of
                                            Exercise            (D) or              Indirect
                                            Price of            Indirect            Beneficial
1. Title of Derivative                      Derivative          (I)                 Ownership
   Security (Instr. 4)                      Security            (Instr.5)          (Instr. 5)
--------------------------------------------------------------------------------------------------------
(1) 5% Convertible Debentures               1                      D
--------------------------------------------------------------------------------------------------------
(2) Series B Convertible
    Preferred Stock                         2                      D
--------------------------------------------------------------------------------------------------------
(3) Warrants                                $3.55                  D
--------------------------------------------------------------------------------------------------------
========================================================================================================

1 The Debentures convert into the number of shares of Common Stock equal to the aggregate principal amount of the Debentures, together with all accrued but unpaid interest thereon through the date of conversion, multiplied by the applicable Conversion Ratio (as defined in the Debentures) which was
     1.875 as of July 31, 1998.

2 The shares of Series B Preferred Stock convert into the number of shares of Common Stock equal to the liquidation preference thereof ($25.00), divided by the applicable Conversion Ratio (as defined in the Certificate of Designation with respect to the Series B Preferred Stock) and which, as of July 31, 1998, was 46.887 shares of Common Stock for each share of Series B Convertible Preferred.

Explanation of Responses:




        /s/ Stuart J. Chasanoff                                  8/6/98
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient. See Instruction 6 for procedure.

       Alternatively,   this  form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to Rule 101(b)(4) of Regulation S-T.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

SEC 1473 (7-96)